UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Report on Form 6-K dated September 10, 2014

Commission File Number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)

76 Jeppe Street
Newtown, Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
Tel: +27 (0) 11 637 6000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

AngloGold Ashanti Limited (Incorporated in the Republic of South Africa) Reg. No. 1944/017354/06) ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, OR JAPAN.

10 September 2014

NEWS RELEASE

ANGLOGOLD ASHANTI PROPOSES A CORPORATE RESTRUCTURE AND A CAPITAL RAISING, AND CAUTIONARY ANNOUNCEMENT

(JOHANNESBURG) - AngloGold Ashanti Limited (“AngloGold Ashanti”) has made significant progress in the past two years in transforming its business to improve efficiency and competitiveness, against the backdrop of a 25% drop in the gold price.  The company has returned to production growth, commissioned two new projects and significantly reduced costs. In the second quarter of 2014, compared with the corresponding period a year earlier, production rose 17% to 1.098Moz, all-in sustaining costs fell 19% to $1,060/oz, corporate and marketing costs were down 65% to $20m and EBITDA was up 33% to $382m. These results were achieved whilst posting a record safety performance. Having evaluated several options to unlock further value in the business, the company’s Board and management has decided to explore the possibility of restructuring AngloGold Ashanti into simpler and more focused entities, which they believe will present the best opportunity to realise the potential of the current portfolio.

Accordingly, AngloGold Ashanti has applied for, and has received, approval from the South African Reserve Bank (“SARB”) to restructure its international mining operations under a new UK holding company (“Newco”) (the “Restructuring”). This Restructuring will be subject to approval of the shareholders of AngloGold Ashanti. Newco intends to seek a premium listing on the London Stock Exchange, an inward listing on the Johannesburg Stock Exchange (“JSE”) and a listing of American Depositary Receipts (“ADR”) on the New York Stock Exchange (“NYSE”). The intention is that Newco would hold AngloGold Ashanti’s portfolio of gold production and exploration assets located outside South Africa.

AngloGold Ashanti would continue to remain a South African domiciled business that would focus on maximizing the value of its current portfolio and, over time, the intention is that it would consider developing a multi-commodity growth strategy in South Africa and beyond.  It will remain listed on the JSE and retain a listing of its ADRs on the NYSE.  AngloGold Ashanti intends to partially demerge 35% of Newco to its shareholders and would initially retain a 65% controlling interest.

AngloGold Ashanti believes that separation into separately-listed vehicles would allow independent management teams to execute distinct strategies in order for each entity to compete as effectively as possible in the context of the current industry and macro-economic environment. Simplified portfolios would allow each management team to accelerate initiatives to improve productivity and operating costs and to realise the potential where appropriate of their growth opportunities whilst also allowing for flatter and more cost effective overhead structures. This, in turn, would enable the combined corporate costs of both entities to be materially reduced. Separate listings would also allow each business to be more appropriately valued to reflect their individual investment cases and asset profiles, each with an independent balance sheet and associated access to capital in distinct markets. Upon implementation of the Restructuring, it is expected that both companies will change their names. Chairman Sipho Pityana commented: "It has become increasingly clear that the two distinct parts of our portfolio require different strategies, focused management and should be appropriately capitalized to realise their full potential and unlock further value for shareholders.  In South Africa, we will create a standard bearer for the mining industry with a structure allowing it to chart an exciting growth trajectory while allowing investors to properly value its high quality, cash generative portfolio. The Newco portfolio is expected to have a premium listing in London and will receive the management focus, resources, financial flexibility and structure required to realise the full potential from its portfolio of growth assets.”

“The South African regulatory authorities have been supportive in clearly understanding the strategic rationale of this proposed transaction, and also the benefit to be unlocked given our specific set of circumstances,” Chief Executive Officer Srinivasan Venkatakrishnan said. “These two very distinct sets of assets will benefit from the more focused structure and capital allocation.”

Board and Management

AngloGold Ashanti’s board will continue to be chaired by Sipho Pityana and the existing board will remain with the exception of Michael Kirkwood and David Hodgson who would resign from the AngloGold Ashanti Board to join the Newco Board at the time of its establishment. It is intended to establish the Newco Board consistent with the principles of the UK's Corporate Governance Code including the appointment of a majority of Independent Non-Executive Directors and a Senior Independent Director. The Newco Board would be chaired by Michael Kirkwood.

Whilst the AngloGold Ashanti shareholding in Newco remains above 20%, AngloGold Ashanti will have the right to nominate two non-executive Board members. Sipho Pityana and Srinivasan Venkatakrishnan will initially serve as AngloGold Ashanti’s non-executive directors on the Newco Board, with Sipho Pityana initially in the role of Deputy Chairman.

Srinivasan Venkatakrishnan will remain as CEO of AngloGold Ashanti and will continue to lead an executive team comprising incoming Chief Financial Officer Christine Ramon, Chief Operating Officer Mike O’Hare and Italia Boninelli.

Commenting on the Restructuring, Srinivasan Venkatakrishnan, said: "Our decisive response to a challenging gold price environment has seen us return to growth, aggressively reduce costs and improve free cash flow, all while posting a record safety performance. We believe that the structural change we have proposed will allow our shareholders to focus on, and support, the key assets of particular interest to them.  Each business will have greater focus and separate identities which enable them to chart distinct, value-creating strategies going forward.”

Newco will be led by CEO-designate Charles Carter, along with President and Chief Operating Officer Ron Largent, who will be joined on the executive team by Graham Ehm, Maria Sanz Perez and David Noko.  A new CFO will be recruited for Newco in due course.

Recapitalisation

Separate from the Restructuring, the Board has concluded that current debt levels are too high and therefore an equity capital raising, in the form of a rights issue to AngloGold Ashanti shareholders, is being contemplated, whether or not the proposed Restructuring occurs. Under the Restructuring, AngloGold Ashanti, which will continue to house the South African assets, has agreed that it will be debt free upon implementation of the Restructuring (with the exception of existing guarantees by AngloGold Ashanti of debt that remains outstanding) in order to comply with the conditions of the SARB approval.  It is for this reason that the company is potentially targeting gross proceeds from the contemplated rights issue in the order of approximately US$2.1 billion in order to be able to pursue the Restructuring.  The proceeds would be used predominantly to repay existing debt by initially redeeming 35% of the aggregate principal amount outstanding of the company’s 2020 8.5% bonds under the provisions of the related indenture that allows the company to redeem bonds from the net cash proceeds of an equity offering. The company will retain flexibility to either repay amounts drawn under certain revolving credit facilities and/or deploy the residual funds to further strengthen the company’s balance sheet.

The completion of the proposed rights issue cannot be assured as a fundraising of this scale will require shareholder approval and an increase in authorised share capital. Updates on this process will be provided in due course.

The company may also consider utilising its general authority to issue for cash, up to 5% of the shares in issue as approved at the Annual General Meeting held in May 2014.

Implementation

AngloGold Ashanti is continuing to review the implementation of the proposed Restructuring with a view to execution during 2015. The Restructuring will be subject to a number of approvals including shareholder approval  at a General Meeting, as well as receipt of required regulatory consents and approvals in jurisdictions in which Newco conducts business, and other third-party consents. The proposed equity capital raising would also need to be completed in advance of the contemplated Restructuring and would also be subject to shareholder approval and an increase in authorised share capital. The Restructuring may result in additional and unforeseen expenses, and the required consents and approvals, if received, together with the arrangements required to separate the business, may impact the nature of the Restructuring, including the asset composition, structure and timing as well as the economic impact of the transaction and its commercial benefits, and may impose conditions and limitations on the business and operations of Newco. There can also be no assurance that either the Restructuring or the capital raising will proceed.

Approval has been received from SARB for the Restructuring, which is subject to certain conditions including the requirement for South Africa to remain AngloGold Ashanti's effective place of management with the majority of the Board including the Chair of the Board, the Chief Executive Officer and the Chief Financial Officer and the majority of executive committee members remaining resident in South Africa; where debt has been guaranteed by AngloGold Ashanti, these guarantees will remain in place, with appropriate "arm’s length" arrangements to be made with Newco and subject to these guarantees being extinguished once the related debt has been repaid in full and no new guarantees being put in place; AngloGold Ashanti must notify SARB in advance of any subsequent transactions to reduce its shareholding in Newco; AngloGold Ashanti will use best efforts to ensure that upon implementation of the Restructuring, on an unconsolidated basis, it will be gross debt free.

AngloGold Ashanti’s advisers are as follows:

Financial advisers on the transaction and proposed capital raising

UBS AG and Goldman Sachs International

Financial adviser on liability management

Barclays

Legal Advisors to the Company

Cravath, Swaine & Moore LLP
Bowman Gilfillan Inc
Slaughter and May

Independent Financial Advisors to the AngloGold Ashanti Board

Rothschild (South Africa) (Pty) Ltd

Independent Legal Advisors to the AngloGold Ashanti Board

ENS Africa

Cautionary announcement

The Restructuring and contemplated equity capital raising may have a material effect on AngloGold Ashanti securities. Holders of AngloGold Ashanti securities are accordingly advised to exercise caution when dealing in AngloGold Ashanti securities until a further announcement is made.

ENDS

Sponsor to AngloGold Ashanti
UBS South Africa (Pty) Limited

CONTACTS

Media

Brunswick Group	+44 (0) 20 7404 5959 / +27 (0) 11 502 7300	anglogoldashanti@brunswickgroup.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

Disclaimer

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction or without an exemption from the registration or qualification requirements under the securities laws of such jurisdiction.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, except pursuant to an exemption from the registration requirements thereof. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from AngloGold Ashanti and that will contain detailed information about AngloGold Ashanti and management, as well as financial statements. AngloGold Ashanti intends to register the securities in the United States.

This announcement includes “forward-looking information” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: the benefits and completion of the contemplated Restructuring, the completion of the proposed equity capital raising, the strategy of AngloGold Ashanti and Newco, the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results; return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, the commencement and completion of commercial operations at certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The forward-looking statements included in this announcement are made only as of the last practicable date. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statement in this section.

For a discussion of risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2013, which was filed with the Securities and Exchange Commission on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

The distribution of this announcement in certain countries may constitute a breach of applicable law.

This announcement may not be published, forwarded or distributed, directly or indirectly, in the United States (including its territories and dependencies, any state of the United States and the District of Columbia), Canada, Japan or any other jurisdiction where such release is prohibited.

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
(Registrant)

Date: September 10, 2014	By:	/s/ Richard Duffy
Name: Richard Duffy
Title: Chief Financial Officer